RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX Regarding POSCO’s plan for the construction of the integrated steel mill in Vietnam

POSCO submitted to the Vietnamese Government the feasibility report of the integrated steel mill project at Van Phong bay on June, 2008.

The Vietnamese Government notified POSCO that this project would have impact on the future potential and development orientation of International Transportation Terminal project, which will be located in Van Phong bay, and does not meet the strict requirements on the marine eco-environment in this area.
With the reasons above, the Vietnamese Government requests POSCO to study another suitable place for this project other than Van Phong bay.

While POSCO has continued to conduct investigation with respect to finding an appropriate location for the integrated steel mill, however, POSCO has not yet decided on the final location for its integrated steel mill and it is difficult to make specific plan in a short period of time.